UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2021

Commission File Number: 001-38714

STONECO LTD.

(Exact name of registrant as specified in its charter)

4th Floor, Harbour Place

103 South Church Street, P.O. Box 10240

Grand Cayman, KY1-1002, Cayman Islands

+55 (11) 3004-9680

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

STONECO LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-230629) and Form F-3 (Registration Number: 333-244404) of StoneCo Ltd. (Nasdaq: STNE) (“Stone”) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

TABLE OF CONTENTS

Item

1.	Notice to Shareholders, filed by Linx S.A. (“Linx”) with the Brazilian Securities Commission on June 23, 2021 in connection with the business combination of Linx and STNE Participações S.A., a subsidiary of Stone.

Item 1

Notice to Shareholders, filed by Linx with the Brazilian Securities Commission on
June 23, 2021 in connection with the business combination of Linx and
STNE Participações S.A., a subsidiary of Stone.

LINX S.A.

Publicly Held Company

Brazilian Taxpayers’ Number (CNPJ): 06.948.969/0001-75

NIRE: 35.300.316.584

NOTICE TO SHAREHOLDERS

LINX S.A. (B3: LINX3 | NYSE: LINX) (“Company”), in addition to the Material Fact and the Notice to Shareholders disclosed by the Company on June 16, 2021, pursuant to which it communicated to the market the next steps for the consummation of the business combination of Linx and STNE Participações S.A. (“STNE” and “Transaction”), pursuant to the Protocol and Justification of the Merger of Shares issued by Linx S.A. into STNE Participações S.A. (“Protocol and Justification”), dated October 2, 2020, approved by the Extraordinary General Shareholders’ Meetings of Linx and STNE held on November 17, 2020, informs its shareholders as follows.

The Company recommends that this Notice to Shareholders be read together with the Notice to Shareholders disclosed on June 16, 2021 (“June 16 Notice”). Terms capitalized but not defined herein will have the meanings ascribed to them in the June 16 Notice.

I.	Final exchange ratio of each STNE Class B preferred share into StoneCo BDRs

The Company informs that the final exchange ratio of the Transaction consideration to be liquidated through the delivery of StoneCo BDRs will be 0.0126730 StoneCo BDR for each redeemed STNE Class B preferred share, provided that each StoneCo BDR will correspond to one StoneCo Class A Share.

Pursuant to the Protocol and Justification, the exchange ratio already considers the changes in the total number of outstanding shares and in the total number of shares susceptible to conversion under Linx’s share-based compensation plans occurred until this date.

II.	Update of the Closing Schedule

The Company also informs that the Closing schedule of the Transaction was updated, exclusively with respect to the date of the share merger of the Linx Shares by STNE, the date of the redemption of the STNE New Shares and the assumption of the management of Linx and its subsidiaries by STNE, which shall now occur on July 1, 2021.

All of the other dates remains as provided in the June 16 Notice, which includes: (i) on June 25, 2021, trading of Linx Shares on the B3 and Linx ADS on the NYSE will cease; (ii) on June 28, 2021, trading of StoneCo BDRs on the B3 and of the rights to receive the StoneCo Class A New Shares on NASDAQ, subject to their effective issuance (when-issued basis) will begin; (iii) on June 30, 2021, the effective credit of the StoneCo BDRs in the custody accounts of the Linx Shareholders will occur; and (iv) until July 7, 2021, the payment by STNE to the Linx Shareholders of the Adjusted Cash Installment will be made.

III.	Extension of the deadline for the delivery of information relating to the non-resident Linx Shareholders

The deadline for the custody agents to provide to STNE and Banco do Bradesco S.A. the data of the non-resident Linx Shareholders on the Base Date, including the average cost of acquisition of the Linx shares, and to provide the corresponding confirmatory documents, pursuant to item

XI.B of the June 16 Notice, was extended to 10:00 PM on June 29, 2021.

II.	Information on the determination of the Adjusted Cash Installment

Pursuant to the June 16 Notice, the final amount of the Adjusted Cash Installment will be disclosed to the market by July 6, 2021 and will be paid to the Linx Shareholders (including the Linx ADS Depositary) on the Cash Installment Settlement Date.

Pursuant to the Protocol and Justification, on the Cash Installment Settlement Date, the holders of STNE Class A preferred shares will receive the Adjusted Cash Instalment, equivalent to thirty- three reais and fifty-six cents (R$ 33,56), adjusted by the DI Index verified between February 11, 2021 and the Cash Installment Settlement Date (inclusive).

The Adjusted Cash Installment will also be adjusted by (i) the dividends declared by the Company in the amount of one hundred million reais (R$100.000.000,00), pursuant to the notice to the market disclosed on June 16, 2021; (ii) any costs occasionally incurred by Linx for the hiring of financial advisors in the context of any competing transactions, whether to conduct valuations of for any other reason; and (iii) occasional changes in the total number of outstanding shares and in the total number of shares susceptible to conversion under Linx’s share-based compensation plans occurred after this date.

The Company will maintain its shareholders and the market in general informed, in compliance with the applicable laws and regulations.

São Paulo, June 23, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

StoneCo Ltd.

By:	/s/ Thiago dos Santos Piau
	Name:	Thiago dos Santos Piau
	Title:	Chief Executive Officer

Date: June 24, 2021